EXHIBIT 99.41

CONSENT OF MICHELLE FRASER, P. GEO.
The undersigned hereby consents to the use of the portions of the report prepared by the undersigned entitled “NI-43-101 Technical Report Hardrock Project Ontario, Canada” with an effective date of December 16, 2020, and with an issuance date of January 26, 2021 , as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2023 of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-268499).

/s/ Michelle Fraser
By: Michelle Fraser, P. Geo.

Dated: February 22, 2024